EXHIBIT NO. 11

Computation of Per Share Earnings

	Year Ended December 31
	2002	2001	2000
	(Amounts in thousands, except per share amounts)
BASIC:

Average shares outstanding	23,677	23,626	23,570

Net income	$54,945	$42,723	$40,801

Net income per common share	$2.32	$1.81	$1.73

DILUTED:

Average shares outstanding	23,677	23,626	23,570

Net effect of the assumed exercise of
stock options-based on the treasury
stock method using average market price	65	66	71
	23,742	23,692	23,641

Net income	$54,945	$42,723	$40,801

Net income per common share	$2.31	$1.80	$1.72